


15005024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

No Act
PE 12/19/14

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 1-22-15

Joel T. May
Jones Day
jtmay@jonesday.com

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2014

Dear Mr. May:

This is in response to your letter dated December 19, 2014 concerning the shareholder proposal submitted to Verizon by the Association of BellTel Retirees Inc. We also have received a letter on the proponent's behalf dated January 16, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Cornish F. Hitchcock
conh@hitchlaw.com

January 22, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Verizon Communications Inc.
Incoming letter dated December 19, 2014

The proposal urges the board to adopt a policy that prior to the annual meeting, the outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes.

There appears to be some basis for your view that Verizon may exclude the proposal under rule 14a-8(i)(7), as relating to Verizon's ordinary business operations. In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to Verizon's ordinary business. Accordingly, we will not recommend enforcement action to the Commission if Verizon omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Verizon relies.

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HITCHCOCK LAW FIRM PLLC
5614 CONNECTICUT AVENUE, N.W. • NO. 304
WASHINGTON, D.C. 20015-2604
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

16 January 2015

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

By Electronic mail

Re: Shareholder proposal to Verizon Communications Inc. from Association of BellTel Retirees

Dear Counsel:

I write on behalf of the Association of BellTel Retirees (the "Association") in response to the letter from counsel for Verizon Communications Inc. ("Verizon" or the "Company") dated 19 December 2014 ("Verizon Letter") in which Verizon advises that it intends to omit the Association's resolution from the Company's 2015 proxy materials. For the reasons set forth below, we respectfully ask the Division to deny the requested no-action relief.

The Proposal

The resolution proposes an "enhanced confidential voting" policy whereby interim proxy voting results would be available to neither management nor the board of directors, nor used to solicit votes, prior to the annual meeting. The resolution states:

> RESOLVED: The shareholders of Verizon, Inc. urge the Board to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes.
>
> This enhanced confidential voting requirement should apply to (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law, or the Company's Bylaws, to be voted on by shareholders (*e.g.*, say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.

> This enhanced confidential voting requirement shall not apply to elections of directors or to contested proxy solicitations, except at the Board's discretion. Nor shall this proposal impede the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum, or to communicate with shareholders at any time.

Verizon argues that the resolution may be omitted from the Company's 2015 proxy materials under Rule 14a-8(i)(7) because the proposal is said to relate to Verizon's ordinary business operations and under Rule 14a-8(i)(3) because the proposal is said to be "so inherently vague and indefinite" that it is materially false and misleading in violation of Rule 14a-9. Under Rule 14a-8(g), a company has the burden of showing why a proposal may be excluded, but as we now explain, Verizon has not sustained its burden, and its request for no-action relief should be denied.

The Resolution Does Not Involve Verizon's "Ordinary Business."

A significant policy issue is present here. Despite Verizon's attempts to trivialize the Association's proposal, we deal here with a significant policy issue that transcends the realm of "ordinary business" under the (i)(7) exclusion. Specifically, the proposal addresses the integrity of the shareholder franchise and the proxy voting process. Verizon is a Delaware corporation, and "Delaware courts have long exercised a most sensitive and protective regard for the free and effective exercise of voting rights. This concern suffuses our law, manifesting itself in various settings." *Blasius Industries, Inc. v. Atlas Corp.*, 564 A.2d 651, 659 n.2 (Del. Ch. 1988). Indeed, "[t]he shareholder franchise is the ideological underpinning upon which the legitimacy of directorial power rests," *id.* at 659, and the relationship between a board and shareholders is in the nature of a relationship between a fiduciary and a beneficiary. *Id.* at 658.

We make this point not to suggest that Verizon's current vote-monitoring may violate the *Blasius* doctrine, but to underscore the core point that the integrity of the proxy voting process cannot be dismissed as insignificant or an attempt at micromanagement.

The Association's proposal focuses on the integrity of the shareholder franchise while the voting is still in progress, by seeking to regulate management's access to interim voting results prior to the annual meeting (the "running tally of votes for and against"). The proposal explicitly aims to *enhance* the integrity of the proxy voting system by extending Verizon's current confidential voting policy to further mitigate potential conflicts of interest between management and shareholders on uncontested voting items, particularly those of direct personal benefit to senior executives *(e.g.,* the annual say-on-pay referendum, approval of Long Term Incentive Plans, shareholder proposals on senior executive compensation practices). The supporting statement is quite explicit in this respect:

The NYSE Listed Company Manual observes that "an increasing number of important corporate decisions are being referred to shareholders for their approval. ..." The Exchange encourages this growth in corporate democracy.

However, we believe "corporate democracy" is distorted if, in close elections, senior executives can influence the outcome of votes on executive compensation by monitoring voting results and using corporate resources to solicit the votes needed to win.

That the Association's proposal deals with a significant governance issue is buttressed by empirical evidence. Indeed, the supporting statement offers this summary of a quantitative study on the topic from a Yale Law School professor, Yair Listoken, that was published in the *American Law and Economics Review*:[1]

> Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are *overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount* – to a degree that cannot occur by chance."[2]
>
> "The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the *American Law and Economics Review).*
>
> Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation.

According to the Yale Law School study, and as a general proposition, the current situation creates an "information asymmetry," particularly with respect to executive compensation and other uncontested voting items, which benefits management and undermines the integrity of the proxy voting process. Listoken's findings suggest that without that information asymmetry, senior executives will be less successful in being able to influence or swing the vote, particularly with respect to what are typically uncontested votes on their own compensation.

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[1] Yair Listoken, *Management Always Wins the Close Ones*, 10 AMERICAN LAW AND ECONOMICS REVIEW 159 (2008), *available at* http://digitalcommons.law.yale.edu/cgi/viewcontent.cgi?article=1556&context=fss_papers.

[2] *Id.* at 161 (emphasis in original text).

The Association's proposal addresses the potential conflict of interest created when management enjoys both an information asymmetry and unlimited access to corporate resources to lobby for (or against) approval of compensation arrangements or other policies put up for a vote of the owners.[3] The proposal is also limited to the sort of uncontested voting items – such as say-on-pay advisory votes, the approval of executive compensation arrangements, and rule 14a-8 shareholder proposals – where there is typically no contested proxy solicitation to serve as a counterweight to management's ability to track and react strategically to the running tally of votes for and against.

A proposal to reform the "rules of the game" by enhancing the integrity of the proxy voting process is certainly a policy question that is neither too mundane nor too complex for shareholder consideration, nor is it micro-managing ordinary business operations. Indeed, it doesn't relate to Verizon's business operations at all. The proposed reform reinforces and builds on the core policy goal that underlies Verizon's existing secret ballot policy, namely, the integrity of the proxy voting process prior to the time of the annual meeting.

Verizon's arguments to the contrary are unavailing. Verizon's contentions and authorities do not affect this analysis. Not surprisingly, Verizon begins by citing several recent no-action letters that upheld an "ordinary business" objection as to a similar proposal. *FedEx Corp.* (18 July 2014); *NetApp, Inc.* (15 July 2014). In both situations, the Division explained that "the proposal relates to the monitoring of preliminary voting results with respect to matters that may relate to [the company's] ordinary business."

In neither case, however, did the proponent (an individual shareholder, John Chevedden) file an opposition to the request for no-action relief. In both cases, Mr. Chevedden submitted a one-sentence proposal and then failed to contest its exclu-

[3] To be sure, Verizon notes (at pp. 6-7) that it has adopted a Policy on Interim Vote Tallies that authorizes Broadridge, upon written request and pre-approval by Verizon, to distribute interim voting reports to shareholders conducting an exempt solicitation that is directed to more than 50% of Verizon's outstanding shares as to director elections or proposals on the proxy. This additional fact is not enough, however, to diminish the policy significance of this topic. First, and most importantly, as the Yale Law School study demonstrated, the vast majority of proxy voting items – and close outcomes – occur on matters where there is *not* a contested proxy solicitation, let alone a well-financed opposition. Even if a proponent has the financial resources to solicit more than half of Verizon's outstanding shares, Veriizon would still retain its asymmetrical advantage, given its considerably greater resources, including access to the corporate treasury, full-time investor relations professionals, ongoing relationships with the company's institutional shareholders, and the services of proxy solicitors. There is no reason to believe that a proponent of a shareholder resolution or a "vote no" campaign can match those resources, even with access to the running tallies.

sion.[4] Thus, the Division did not have the opportunity to consider the points presented here as to a first-time proposal. The cited letters are thus not binding precedent and establish only that the two companies sustained their burden as to arguments that the proponent did not answer or contest. In addition, the Cheved- den proposal went beyond protecting the integrity of the shareholder franchise to a general prohibition on management and the board having access to data and made no exception (as the Association explicitly does here) with respect to a company's ability to determine the presence of a quorum. In addition, as we discuss more fully here, the Division's comment that monitoring preliminary voting "may" relate to a company's ordinary business fails to take into account the broader policy issues.

Moreover, Verizon ignores precedents indicating that the confidential voting process falls outside the boundaries of the (i)(7) exclusion, even when a proposal deals with specific nuts-and-bolts aspects of how that process should be conducted. Shareholder interest in the confidentiality of the proxy voting process was particularly pronounced in the late 1980s and early 1990s, and not surprisingly, some companies objected to specific proposals on ordinary business grounds – but with a notable lack of success.

In *Amoco Corp.* (14 February 1990) the resolution asked the company to adopt a policy providing for confidential voting and the use of independent tabulators and inspectors. Amoco objected on ordinary business grounds, arguing that "the only area of the proposal which differs from Amoco's practice is vote tabulation." Such tabulation was said to be no more than a "routine, clerical task" that Amoco performed as part of its "shareholder record keeping" and was performed "by computer with ministerial involvement by a few Amoco employees, who are pledged to confidentiality." *Id.* at *3. Despite this attempt to downplay the issue, the Division denied no-action relief and specifically addressed this point, explaining that "the proposal, *including the provision for the use of independent tabulators and inspectors*, involves matters of policy beyond the realm of the Company's ordinary business operations" (emphasis added).

Similarly, in *Mobil Oil Corp.* (28 February 1990), the shareholder proposed a confidentiality policy with a proviso that proxies be kept permanently confidential. There, as in *Amoco*, the company argued that the permanent confidentiality feature was the only aspect of the proposal that differed from what Mobil was then doing. Mobil dismissed this request as "incidental," adding that a "vote on this proposal would constitute nothing more than a referendum on the issue of time," which was plainly a matter of ordinary business. *Id.* at *2-*3. Again, the Division disagreed, specifically rejecting this argument, stating that the "proposal, *including the provi-*

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[4] The Chevedden proposal stated: "Resolved, shareholders request that preliminary voting results shall not be provided to management prior to a shareholder meeting unless the board determines that there is a compelling reason to obtain them."

sion for permanent confidentiality, involves matters of policy beyond the realm of the Company's ordinary business operations" (emphasis added).

These authorities are pertinent because they indicate that the issue of confidential voting – *including* the conditions under which proxies are solicited and returned – together rise above "ordinary business" matters on which shareholders have no right to express themselves under Rule 14a-8.[5]

The proposal here is logically intertwined with the core policy goal that underlies a confidential ballot policy, namely, the integrity of the voting process prior to the time of the annual meeting. The Association's proposal is thus fully in sync with *Amoco* and *Mobil* inasmuch as all three proposals go to the heart of the integrity of proxy voting and pose an important policy choice about the "rules of the game." The secret ballot safeguards the proxy voting process and individual shareholders from one form of potential manipulation (and potential coercion), and the proposal here similarly seeks to safeguard the integrity of the proxy voting process from a lesser, but still extant risk of manipulation and conflicts of interest.

Any doubt about the presence of a policy issue here should be removed by the first sentence of the supporting statement, which aligns with the rationale for confidential voting policy in *Mobil Oil Corp.*:

> Although "confidential voting" rules guarantee a secret ballot, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome even on matters, such as ratification of stock option and other executive compensation plans, where they have a direct personal stake in the outcome.

An online search fails to disclose any letters in which the Division has overruled, limited or repudiated the positions stated in *Amoco* or *Mobil*. This matters because Verizon here relies on the same tactic as those two companies, namely, attempting to trivialize the importance of the matter to shareholders.

Specifically Verizon cites (at p. 3) various letters that granted no-action relief as to proposals seeking to regulate the nuts and bolts of how annual meetings are conducted, *e.g.*, where the annual meeting should be held, the nature of any question-and-answer session, whether the meeting should be webcast, etc. These matters are qualitatively different from this proposal, which relates to the integrity of the proxy solicitation and voting process – which occurs *before* any annual meet-

[5] We note that in *SunEdison, Inc.* (6 March 2014), where a similar proposal was excluded on "vague and misleading" grounds, the company mischaracterized the *Mobil* letter by arguing that the permanent confidentiality provision was the main "purpose" of the proposal. This overlooks the fact that the *Mobil* letter denied no-action relief as to the proposal as a whole, "including" (not because of) the permanent confidentiality provision.

ing is held. Just as was the case with the proposals in *Amoco* and *Mobil*, the proposal here is not about the conduct of the annual meeting – it is about the conduct of the proxy voting process that leads up to the annual meeting.

Verizon may view enhanced confidential voting as unworthy of shareholder consideration, although the available data suggest that shareholders are quite interested in the topic.[6] Moreover, Verizon insists that the board's ability to monitor who's winning and who's losing – while the vote is still in progress – is extremely important to the Company and the board. Indeed, Verizon bemoans the fact that the proposal would deny the board access to an interim tally even if there is a "compelling need" for access. Verizon fails to identify what such a "compelling" need might be, however. Verizon has the burden of proof here, and argument by assertion is not enough to carry the day.

Verizon does acknowledge that the proposal allows Verizon to monitor throughout the voting period whether a quorum will be present at the meeting. Beyond that, the arguments for letting management and the board keep track of who's up and who's down are at best overblown.

Thus, we are told (at p. 4) that access to interim vote tallies is needed to (a) measure shareholder sentiment about items being voted, (b) prepare for questions that may come up at the meeting, and (c) to prepare for any shareholder dissent that may arise. All of these things can – and presumably should – be carried out as part of standard preparation for any gathering of shareholders. Indeed, Verizon (like many other large companies) has a professional Investor Relations department, whose primary function is communicating to shareholders on behalf of management and the board and learning what shareholders are thinking. In addition, Verizon each year retains a professional proxy solicitor, who is hired to approach investors, discuss the issues with them, and find out how they may be voting or thinking on specific issues. Verizon's ability to engage in these activities would not be affected by an enhanced confidential voting policy.

Which brings us back to our initial point, namely, that the issue of enhanced confidential voting relates to the integrity of the shareholder franchise. The ability to take a peek at interim vote tallies while a vote is in progress gives management and the board valuable information about how many votes are needed for victory or how many "no" votes they need to switch to "yes." Whether management and the board should have access to that type of data is a question on which shareholders are surely entitled to express themselves.

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[6] In fact, when enhanced confidential voting proposals have been voted, the shareholder interest is apparent. A nearly identical 2013 proposal at CenturyLink received 42% of the yes/no vote, and a 2014 proposal at Whole Foods Market garnered a 40% yes vote.

The point relates to the Company's final argument (at p. 4), namely, that the proposal "discourages and impedes communications between management and shareholders during the proxy solicitation process" by limiting "management's awareness of shareholder opinion that could give rise to important communications" – which is a polite way of saying "The proposal would limit our ability to twist arms and switch votes." In fact, the proposal does not in any way inhibit Verizon's ability to communicate with shareholders at any point in time before or during the solicitation process. The proposal leaves Verizon free to talk to as many or as few shareholders as Verizon sees fit, using whatever "procedures" it sees fit. The only change is that Verizon could not make that determination based on inside information that lets management know how many votes it may have to swing.

If anything, the proposal here encourages communication between the board and shareholders generally. If management finds from conversations with shareholders that there is concern with one proposal or another, management can use that information to explain its position more fully in supplemental soliciting materials that will be available to all shareholders on EDGAR or otherwise. Under Verizon's current policy, management's ability to monitor the impending *outcome* could deter management from making general solicitations to increase the vote. If management is losing, the smart strategy would be for management to put the brakes on a general solicitation – and switch to a more intense and targeted solicitation of "friendly" or "persuadable" shareowners, particularly those (*e.g.*, financial institutions) over which it has some leverage. This is supported by the findings of Professor Listoken's study – *viz.*, managements rarely lose close votes.

It bears noting as well that shareholder communication is not (or should not be) a once-a-year interaction. Companies have no shortage of opportunities to communicate with shareholders both during a solicitation, but also during the eleven other months of a year. This is particularly true as to topics that are exclusively within the board's control, such as executive compensation, but also for topics that originate from outside the company, *i.e.*, shareholder resolutions. Even if a company has never previously received a shareholder proposal that urges majority voting of directors, a declassified board, an independent chairman of the board, or the various other topics that are raised these days, management and the board have opportunities to find out what their shareholders think about these topics – and to learn the level of support that these proposals receive when they are presented for a vote at other companies.

Two final responses are in order. Verizon notes (at p. 4) that Rule 402.04 of the NYSE Listed Company Manual requires listed companies to provide a convenient method of voting and that this rule, when read in conjunction with NYSE Rule 310.00 (which deals with the threshold for a quorum being established), "suggests" that management has a duty to monitor voting even after a quorum has been obtained. This reads too much into Rule 310.00 (which Verizon declines to quote), and a reading of that rule plainly indicates that no such result "is suggested."[7]

More importantly, the Association's proposal does nothing to prevent Verizon from monitoring the attainment of a quorum at levels that Verizon deems compliant with NYSE rules. Nothing in the proposal bars Verizon from seeking to assure that a quorum, once initially attained, continues to exist, so there is no basis for Verizon's suggestion that the Company somehow has to stop monitoring or soliciting once a quorum is first sighted. Indeed, the Association proposal explicitly reserves to Verizon the "ability to monitor the number of votes cast for the purpose of achieving a quorum, or to conduct solicitations for other proper purposes."

Along the same line, Verizon objects that the proposal would prohibit even the mailing of communications that simply request that previously solicited proxies be signed and returned. Not so. The proposal does not bar such communications.

The proposal cannot be excluded under Rule 14a-8(i)(3).

To prevail under Rule 14a-8(i)(3) Verizon must show that "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires . . .." Division of Corporation Finance, *Staff Legal Bulletin No. 14B (CF)*, Part A (2004). Verizon fails to meet this burden.

Before answering Verizon's points, we note what is not at issue here. Last year the Division concluded that there "appear[ed] to be some basis" for Verizon's view that it could exclude a similar proposal on the ground that it was impermissibly vague and indefinite. *Verizon Communications Inc.* (4 March 2014).[8] That decision focused on a single phrase that has been excised from this year's text, namely, a provision granting Verizon access to preliminary voting results as to solicitations made for "other proper purposes," a phrase that was never defined. Although the proposal here has cured that ambiguity, Verizon now advances several new arguments concerning the proposal's alleged vagueness and contradictions that are, to be charitable, unsupported by the text.

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[7] Rule 310.00(A) states: "The Exchange is of the opinion that the quorum required for any meeting of the holders of common stock should be sufficiently high to insure a representative vote." The Rule adds that "careful consideration" will be given to provisions establishing a quorum of less than a majority of outstanding shares as the quorum for shareholders' meetings, adding that the Exchange has not objected to reasonably lesser quorum requirements when companies have agreed to make general proxy solicitations for future meetings of shareholders. Since Verizon's quorum requirement is a majority of outstanding shares, the citation of Rule 310.00 is strained at best.

[8] The Division's 2014 letter did not cite Verizon's alternative basis under Rule 14a-8(i)(7).

First, Verizon argues (at p. 5) that the Association's proposal fails to define the "uncontested matters" to which the enhanced confidential voting policy would apply. This argument is difficult to credit since the second and third paragraphs of the Resolution specifically list the voting matters to which the policy "should apply" and "shall not apply" as follows:

> This enhanced confidential voting requirement *should apply to* (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.
>
> This enhanced confidential voting requirement *shall not apply to* elections of directors or to contested proxy solicitations except at the Board's discretion.

Moreover, the resolution's initial reference to "uncontested matters" reflects both the common usage of the term (the absence of contending proxy solicitations)[9] and the fact, discussed just above, that the Resolution goes on to state that "[t]his enhanced confidential voting requirement *shall not apply to* elections of directors or to *contested proxy solicitations* except at the Board's discretion." By explicitly excluding "elections of directors" and "contested proxy solicitations" from the matters to which the policy applies, neither the Board nor any reasonable shareholder would be confused about the scope of the proposal.

The Supporting Statement makes this distinction even more clear by emphasizing that the Yale Law School study ("Management Always Wins the Close Ones," *American Law and Economics Review*) was "based on more than 13,000 *management-sponsored resolutions* over a seven-year period, a majority of which related to approval of executive compensation" (emphasis added.) Company- sponsored executive compensation items, such as Verizon's annual say-on-pay advisory vote, are almost always "uncontested matters" – and therefore lack any check and balance to management's self-interest in monitoring interim tallies and using shareholder resources to target solicitations to ensure, as Professor Listoken concludes, that management 'always wins the close ones.'

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[9] *See, e.g.,* Release No. 34-60215 (1 July 2009) (references to NYSE Rule 452 amendment limiting broker voting in "uncontested" director elections); Release No. 34-56914, at 3 (6 December 2007) (amending Rule 14a-8(i)(8)): "Several Commission rules, including Exchange Act Rule 14a-12, regulate *contested proxy solicitations* so that investors receive adequate disclosure to enable them to make informed voting decisions in elections. The requirements to provide these disclosures to shareholders from whom proxy authority is sought are grounded in Rule 14a-3, which requires that any party conducting a proxy solicitation file with the Commission, and furnish to each person solicited, a proxy statement containing the information specified in Schedule 14A." *Id.* (emphasis added).

Second, Verizon asserts (at 6) that the proposal is "internally inconsistent" because although the resolution explicitly states that the proposed policy shall not "affect the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum or to communicate with shareholders at any time," Verizon claims that "the proposal also states that voting information 'shall not be used to solicit votes.'" In the context of the complete sentence in which these words appear – the first sentence of the resolution, in fact – it is crystal clear that it is only "the preliminary *outcome of votes . . . including interim tallies of votes for and against, [that] shall not be available* to management and shall not be used to solicit votes." The proposal in no way affects Verizon's ability to monitor the number of votes cast or to solicit based on that information at any time. Management and the board do not need to know the "interim tallies of votes for and against" in order to ensure that the Company achieves a quorum by soliciting votes.

Third, Verizon's counsel asserts (at p. 6) that the resolution is "contradictory on its face" because it first states that the confidentiality of interim voting results "should apply to . . . (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (*e.g.*, say-on-pay advisory votes)," but in the next paragraph states the policy "shall not apply to elections of directors, or to contested proxy solicitations, except at the Board's discretion." Contrary to Verizon's professed confusion, it is a common construction to state a general rule and then to immediately state the exceptions. Indeed, it is probably not possible for a shareholder proposal of this type to be any more clear and explicit.

No reasonable shareholder would read the resolution's explicit exception for "elections of directors" and "contested proxy solicitation" as contradictory to the preceding sentence (reproduced just above) and its list of voting matters to which the policy should apply. Contrary to Verizon's suggestion, there is no language in the resolution that states or implies the policy would apply to the election of directors. In fact, in the sentence immediately following the affirmative list of voting matters that should be covered by the policy, the resolution explicitly states that the policy "shall not apply to elections of directors ... except at the discretion of the board." Although the board could certainly decide to apply the policy to director elections, the proposal clearly leaves it to the board's discretion.

Verizon's final (i)(3) claim is that the proposal "incorrectly states that management's access to preliminary voting results gives management an important advantage relative to opponents of a resolution." More accurately, the supporting statement quotes Professor Listokin's opinion that his statistical study demon- strates that "management's ability to obtain accurate information while voting is still occurring should be stopped because it gives management an important advantage relative to opponents of a resolution." This is an accurate quote from a study that is sourced and quoted at length in the supporting statement. Verizon may not agree with Professor's Listoken's well-documented conclusion, but if so the appropriate place for Verizon to express its opinion (and to marshal its data to the contrary) is in the board's inevitable statement of opposition in the proxy. On the other hand, considering the Yale Law School study's data showing that close votes are won by management at a rate that would "occur by chance less than one in one billion times," Verizon's opinion that unfettered access to interim voting tallies does *not* give management an advantage would not be very credible.

In making this point, Verizon notes that in 2014 the Company adopted a Policy on Interim Vote Tallies that authorizes Broadridge, upon written request and pre-approval by Verizon, to distribute interim voting reports to shareholders who are conducting an exempt solicitation as to the election of one or more directors or a shareholder proposal, provided, however, that the proponent is soliciting at least 50% of Verizon's outstanding shares. Verizon's policy focuses narrowly on resolving a very specific controversy concerning a small number of *contested* proxy solicitations and is at best irrelevant to the Association's proposal. The objective of the Association's proposal is to entirely prohibit management access to pre-meeting tallies of the votes for and against with respect to the far larger number of *uncontested* voting items where the Board does not face opposition in the form of an exempt solicitation (*e.g.*, ratification of executive compensation arrangements). And as we noted previously (at p. 4, n.3), this provision hardly levels the playing field, given the fact that Verizon is a very large, widely-held company, as a result of which few shareholders would have the resources to invoke this provision – and even if they did, Verizon's resources remain substantially greater.

Conclusion.

Verizon has failed to carry its burden of showing that the proposal involves Verizon's "ordinary business" operations and may thus be excluded under Rule 14a-8(i)(7), or that the proposal is materially false and misleading in violation of Rule 14a-9 and thus excludable under 14a-8(i)(3). Accordingly, we respectfully ask you to advise Verizon that the Division cannot concur with the Company's objections.

Thank you for your consideration of these points. Please feel free to contact me if any additional information would be helpful.

Very truly yours,

/s/

Cornish F. Hitchcock

cc: Joel T. May, Esq.

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JP219180

December 19, 2014

Via Email (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 205049

Re: Verizon Communications Inc. – Exclusion of Shareholder Proposal Entitled "Confidential Voting on Uncontested Proxy Matters"

Ladies and Gentlemen:

The purpose of this letter is to inform you, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that Verizon Communications Inc. (the "Company") intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its stockholders (the "2015 Proxy Materials") the stockholder proposal supporting statement attached hereto as **Exhibit A** (the "Proposal"), which was submitted by C. William Jones on behalf of the Association of BellTel Retirees Inc. (the "Proponent") for inclusion in the 2015 Proxy Materials. Related correspondence with the Proponent is also attached hereto as **Exhibit A**.

The Company plans to file its definitive proxy statement with the U.S. Securities and Exchange Commission (the "Commission") on or after March 23, 2015.

The Company believes the Proposal may be excluded from our 2015 Proxy Materials pursuant to Rule 14a-8(i)(7) under the Exchange Act because it deals with matters relating to the Company's ordinary business operations. Additionally, we believe the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it is vague and misleading. We hereby respectfully request confirmation that the staff of the Division of Corporation Finance of the Commission (the "Staff") will not recommend any enforcement action if we exclude the Proposal from our 2015 Proxy Materials.

In accordance with Rule 14a-8(j), and on behalf of the Company, we are:

- submitting this letter not less than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and
- simultaneously providing a copy of this correspondence to the Proponent, thereby notifying him of our intention to exclude the Proposal from our 2015 Proxy Materials.

Pursuant to the guidance provided in Staff Legal Bulletin No. 14F (October 18, 2011), we request that the Staff provide its response to this request to Dana C. Kahney, Associate General Counsel and Assistant Corporate Secretary, Verizon Communications Inc., at dana.kahney@verizon.com and to the Proponent at cwj101@verizon.net.

I. The Proposal

The Proposal is entitled "Confidential Voting on Uncontested Proxy Matters" and provides in relevant part:

> "**RESOLVED**: The shareholders of Verizon urge the Board to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes.
>
> This enhanced confidential voting requirement should apply to (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.
>
> This enhanced confidential voting requirement shall not apply to elections of directors or to contested proxy solicitations except at the Board's discretion. Nor shall this proposal affect the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum or to communicate with shareholders at any time."

II. Grounds for Exclusion of the Proposal

A. *The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(7) because it relates to ordinary business matters*

The Proposal is excludable because it relates to the ordinary business of the conduct of the Company's annual shareholder meetings and discourages ordinary business communications between the Company and its shareholders.

Rule 14a-8(i)(7) allows a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations."[1] The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual

[1] Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

shareholders meeting."[2] The Commission has outlined two central considerations when determining whether a proposal relates to ordinary business operations. The first consideration is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3] As discussed below, both considerations support the exclusion of the Proposal under the ordinary business operations exception.

First and most significantly, the Staff has recently allowed the exclusion under Rule 14a-8(i)(7) of proposals similar to this Proposal that were designed to restrict management access to preliminary voting results unless the board were to determine there is a compelling reason to obtain them.[4] The Proposal is even ***more*** restrictive on the Board's and management's ability to run the Company's day-to-day business than the proposals that were the subject of the *Fedex* and *NetApp* no-action letters since it does not allow the Board to obtain preliminary voting results even if the Board determines there is a compelling reason to do so.

Second, the Staff has consistently concurred with the exclusion of shareholder proposals under Rule 14a-8(i)(7) when they have related to the conduct of annual shareholder meetings, including shareholder proposals that, like the Proposal, attempt to address a corporate governance or policy issue raised by the annual meeting process but fail to focus on issues beyond the core ordinary business matters to which the proposals relate.[5] In addition to the Fedex and NetApp no-action letters referred to above, the Staff has also allowed the exclusion of shareholder proposals that seek to foster greater shareholder access to the important events that take place at annual shareholder meetings through the use of web casting and similar techniques;[6] proposals seeking to address inequities in how the location of annual meetings are selected;[7] shareholder proposals seeking to ensure that shareholders can hold boards accountable through the right to ask questions and present proposals at annual meetings of shareholders;[8] and proposals seeking a report regarding, among other things, a company's implementation of shareholder proposals.[9]

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[2] *Id.*
[3] *Id.*
[4] *See FedEx Corporation* (July 18, 2014) (granting relief to exclude proposal that kept preliminary voting results from management prior to a shareholder meeting on the basis that proposals relating to the monitoring of voting results with respect to matters that may relate to ordinary business are excludable under Rule 14a-8(i)(7)); *See also NetApp. Inc.* (July 15, 2014).
[5] *See generally Peregrine Pharmaceuticals* (July 16, 2013) (granting relief to exclude proposal that required Peregrine to answer investor questions that relate to the operations of the company on every public company conference call in the manner specified in the proposal on the basis that proposals concerning procedures for enabling shareholder communications on matters relating to ordinary business generally are excludable under Rule 14a-8(i)(7)).
[6] *See e.g., Con-way Inc.* (January 22, 2009) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "the board of directors take the necessary steps to ensure that future annual shareholder meetings be distributed over the internet using webcast technology" related to ordinary business matters, (*i.e.*, shareholder relations and the conduct of annual meetings)).
[7] *See e.g., Ford Motor Company* (January 2, 2008) (granting relief under Rule 14a-8(i)(7) on the basis that proposal that would require that Ford "hold annual meetings in the Dearborn, Michigan area" related to Ford's ordinary business operations (*i.e.*, the location of Ford's annual meetings)).
[8] *See e.g., Bank of America Corporation* (February 16, 2006) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting that "all stockholders shall be entitled to attend and speak at any and all annual meetings of stockholders" related to Bank of America's ordinary business operations (*i.e.*, conduct of annual meetings)).
[9] *See e.g., IDACORP, Inc.* (December 10, 2007) (granting relief under Rule 14a-8(i)(7) on the basis that proposal requesting "that the company's board of directors provide a report in its next proxy statement on 'the process of submission, introduction, presentation, and approval and carrying

Similar to the letters cited above, implementing the Proposal would significantly impact the ability of the Company to conduct the annual meeting since the proposal attempts to prevent access to preliminary voting information that the Company's management uses in preparation for, and in the conduct of, its annual meetings. Management uses preliminary voting results to measure shareholder sentiment regarding the matters that are being voted on at a meeting, giving management the opportunity to communicate with shareholders prior to the meeting, and prepare for questions that may be raised at the meeting, as well as to prepare for any shareholder dissent that might arise. This information assists management in conducting an informed and productive meeting, which is in the best interest of all shareholders. Preventing access to this information, as this Proposal does, would significantly affect management's ability to prepare for and conduct such a meeting. The Proposal is therefore excludable.

Moreover, preventing access to preliminary voting results discourages and impedes communications between management and shareholders during the proxy solicitation process because it limits management's awareness of shareholder opinion that could give rise to important communications. The Proposal would restrict some of the most basic and neutral forms of communications between the Company and its shareholders prior to an annual meeting. The Proposal indicates that the Company could monitor quorum using interim tallies, but otherwise restricts the Company from using preliminary voting results in connection with solicitation efforts. Monitoring voting returns to determine whether a quorum will be achieved is one of the most basic and common company tasks with respect to an annual meeting. Likewise, Rule 402.04 of the NYSE Listed Company Manual specifically requires listed companies to solicit proxies for all meetings of shareholders to provide a convenient method of voting, which together with Rule 310.00, suggests that the Company should continue to not only monitor the vote, but solicit votes even after quorum has been achieved.[10] In addition, Rule 14a-6(f) under the Exchange Act recognizes that communications which do no more than request that forms of proxy previously solicited be signed and returned are so basic that they need not be filed with the Commission. Nevertheless, because such any such communications would constitute a "solicitation,"[11] they would be prohibited under the Proposal. This kind of micromanagement of Company communications, particularly with respect to routine proxy solicitations that are required of management to afford shareholders a convenient method of voting, is exactly what Rule 14a-8(i)(7) precludes.[12]

(continued...)

out of shareholder proposals'" related to IDACORP's ordinary business operations (*i.e.*, the process of introducing and presenting shareholder proposals at an annual meeting)).

[10] *See* NYSE Listed Company Manual, Sections 310.00 and 402.04.

[11] Rule 14a-1 defines "solicitation" to encompass "Any request for a proxy whether or not accompanied by or included in a form of proxy" and "Any request to execute or not to execute, or to revoke, a proxy."

[12] *See generally General Motors Corporation* (March 15, 2004) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal requesting that GM disclose certain information regarding its solicitation of shareholder votes related to ordinary business operations (*i.e.*, provision of additional proxy solicitation information)); *The Boeing Company* (February 20, 2001) (granting relief under Rule 14a-8(i)(7) on the basis that a proposal "recommending that Boeing include the complete text of shareholder resolutions in "any additional request[s] for shareholder votes," and that Boeing disclose the costs of these requests in its "quarterly and annual report to shareholders" related to ordinary business (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)); *FirstEnergy Corporation* (February 26, 2001)(granting that "[t]here appears to be some basis for [the] view that FirstEnergy may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (*i.e.*, the presentation of additional proxy solicitation expenses in reports to shareholders)"); *Pacific Telesis Group* (January 30, 1992) (noting that "those decisions by management concerning the presentation of disclosure in a registrant's reports to shareholders as well as the form and content of those presentations are ordinary business matters").

Third, for the reasons set forth above the Company also believes that the Proposal does not raise a significant policy issue. Indeed, the Staff has recently issued no-action letters under Rule 14a-8(i)(7) concurring with companies arguing that confidential voting on uncontested proxy matters is not a significant policy issue.[13]

As the Proposal relates to the conduct of the Company's annual meetings and discourages routine communications between the Company and its shareholders, which are ordinary business matters, the Proposal is excludable under Rule 14a-8(i)(7).

B. The Proposal may be omitted from the 2015 Proxy Materials under Rule 14a-8(i)(3) because it is vague and misleading

The Proposal is also excludable as vague and misleading because the Company's management would be uncertain as to what actions or measures the Proposal requires (if approved) and because the shareholders would not know with any certainty what they were voting for or against.

The Staff has recognized in Staff Legal Bulletin No. 14B (September 15, 2004) that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In applying the inherently vague and indefinite standard, the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal."[14]

The Proposal is vague and indefinite because (1) the Proposal fails to define "uncontested matters" that would be the subject of an enhanced confidential voting policy and (2) the Proposal is internally inconsistent.

First, the Proposal fails to define the "uncontested matters" that would be the subject of an enhanced confidential voting policy. The Proposal expressly seeks an enhanced confidential voting policy with respect to "the preliminary outcome of votes cast by proxy on uncontested matters" while at the same time excluding the election of directors. The concept of "contested" and "uncontested" elections has typically arisen in the context of director elections, which are typically "uncontested matters" in ordinary course annual meetings, and director election proxy contests, which are typically considered "contested matters." The Proposal appears to expressly exclude director elections from the scope of the Proposal, whether or not such director elections are contested. The Proposal also appears to exclude any other "contested proxy solicitations" from the scope of the policy.[15] Ultimately, the Proposal fails to provide any meaningful definition of what is meant by "uncontested matters." All three of the itemized

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[13] *See FedEx Corporation* (July 18, 2014); *NetApp, Inc.* (July 15, 2014).

[14] *See Fuqua Industries, Inc.* (March 12, 1991). *See also Global Entertainment Holdings/Equities, Inc.* (July 10, 2003) (permitting omission of a proposal that Board adopt an "action plan" which "accounts" for past sale of a business and resulting licensing arrangements, because it was vague and indefinite); and *Johnson & Johnson* (February 7, 2003) (permitting omission of a shareholder proposal that called for a report on the company's "progress with the Glass Ceiling Report", but did not explain the substance of the report).

[15] In the case of the Company, a proper definition of "uncontested matters," as well as clarity on whether the policy is intended to cover director elections, is now of greater importance as shareholders have recently approved a bylaw that will permit certain eligible shareholders to include a director nominee on the Company's proxy card without having to resort to a more typical contested proxy solicitation.

categories specified in the Proposal as supposedly uncontested matters can be and frequently are contested. The third category ("shareholder resolutions in the proxy") is always contested – if a company agrees with a shareholder's proposal, it simply implements the proposal without the need for a shareholder vote. An appropriate understanding of the Proposal's limitation in scope is material to shareholders voting on the Proposal because a company contesting a shareholder proposal would likely engage in additional soliciting activities. Accordingly, neither the Company nor any shareholder could reasonably be expected to understand how the Proposal should be implemented without further definition of "uncontested matters."

Second, the Proposal is internally inconsistent. The Proposal states "[n]or shall this proposal affect the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum or communicate with shareholders at any time." This carve out appears to be an exception to the rule set forth in the Proposal, however, no guidance is provided to determine how and when the exception will apply. For example, the Proposal also states that voting information "shall not be used to solicit votes." If the Company identifies a possible quorum issue, the only way for the Company to ensure that it achieves quorum is by soliciting votes. Together, these clauses are internally inconsistent and suggest that quorum may be monitored by the Company, but that the Company may not solicit votes in order to achieve quorum.[16] Accordingly, neither the Company nor the shareholders can reasonably be expected to understand how the quorum exception should be implemented.

Similarly, the Proposal states on the one hand that "this enhanced confidential voting requirement should apply to . . . proposals required by law, or the Company's Bylaws to be voted on by shareholders," and on the other hand that the "enhanced confidential voting requirement shall not apply to elections of directors." Acting in concert, Delaware General Corporation Law and the Company's Bylaws require the Company to submit the election of directors to a shareholder vote. Accordingly, the Proposal is contradictory on its face. The Proposal attempts to address this issue by providing that the confidential voting requirement "shall not apply to the election of directors . . . except at the Board's discretion." However, this language does not resolve the internal inconsistency with the Proposal. Specifically, the Proposal first provides that the confidential voting requirement is mandatory for the election of directors, then later provides that it is optional as it is subject to the Board's discretion. These two standards are clearly in conflict, and the Proposal provides no guidance that would inform shareholders or the Company as to whether the confidential voting requirement is required for the election of directors or whether the Board has discretion as to whether it applies.

Finally, the supporting statement to the Proposal incorrectly states that management's access to preliminary voting results gives management an important advantage relative to opponents of a resolution. In fact, in 2014 the Company adopted a policy concerning preliminary voting results that expressly authorizes the release of interim voting reports to shareholders who conduct an exempt solicitation directed to holders of at least 50% of the outstanding shares with respect to one or more nominees for director or proposals on the ballot, thereby putting shareholder proponents in a more favorable position to advocate for their resolutions. The Company adopted this policy precisely to place

[16] As discussed above, Rules 310.00 and 402.04 of the NYSE Listed Company Manual suggest that the Company should continue to not only monitor the votes, but solicit votes even after quorum has been achieved. *See* NYSE Listed Company Manual, Sections 310.00 and 402.04.

shareholder proponents in a more favorable position to advocate for their resolutions and to eliminate any management advantage.

For all the reasons described above — the Company's management would be uncertain as to the Proposal's implementation if approved and shareholders would not know with precision the matter on which they were voting — the Proposal is vague and misleading, and the Proposal is therefore excludable.

* * *

Based upon the foregoing analysis, we respectfully request that the Staff concur that we may omit the Proposal from our 2015 Proxy Materials.

If you have any questions or would like any additional information, please feel free to call me.

Sincerely,



Joel T. May
Jones Day

Enclosures

cc: Dana C. Kahney, *Verizon Communications Inc.*
C. William Jones, *Association of BellTel Retirees Inc.*

Exhibit A

Association of BellTel Retirees Inc.
Post Office Box 33
Cold Spring Harbor, New York 11724


BELLTEL
UNITED, TO PROTECT OUR FUTURE

Phone: (631) 367-3067
Fax: (631) 367-1190
Hotline: 1-800-261-9222

Web Site: www.belltelretirees.org
E-mail: association@belltelretirees.org

October 14, 2014

Mr. William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas, 8th Floor
New York, New York 10036

Dear Mr. Horton:

On behalf of the Association of BellTel Retirees Inc., I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. Either I or another representative of the Association intend to present this proposal at the Company's 2015 Annual Meeting.

The resolution, attached to this letter urges the Board of Directors to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes.

The Association has continuously held the requisite number of shares of common stock for more than one year. The Association will maintain this ownership position through the date of the 2015 Annual Meeting. Proof of the Association's continued ownership of Verizon stock valued at more than $2,000 (currently 5,085 shares) is available on request.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me. My email address is cwj101@verizon.net.

Sincerely yours,

C. William Jones
President and Executive Director

Enclosure: Shareholder Proposal (2 pages)

CONFIDENTIAL VOTING ON UNCONTESTED PROXY MATTERS

The Association of BellTel Retirees Inc., 181 Main Street/ PO Box 33, Cold Spring Harbor, NY 11724, which owns 214 shares of the Company's common stock, hereby notifies the Company that the Association intends to introduce the following resolution for action by the stockholders at the Verizon 2015 Annual Meeting:

RESOLVED: The shareholders of Verizon urge the Board to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes.

This enhanced confidential voting requirement should apply to (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors or to contested proxy solicitations except at the Board's discretion. Nor shall this proposal affect the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum or to communicate with shareholders at any time.

SUPPORTING STATEMENT

Verizon's "confidential voting" rules guarantee shareholders a secret ballot. However, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome – even on votes to ratify stock option and other executive compensation plans where they have a direct personal stake in the outcome.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are *overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount* – to a degree that cannot occur by chance."

"The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the *American Law and Economics Review*).

Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation. While most votes are not close, close votes are won by management at a rate that would "occur by chance less than one in one billion times," Listokin concluded.

The NYSE Listed Company Manual observes that "an increasing number of important corporate decisions are being referred to shareholders for their approval. . . . The Exchange encourages this growth in corporate democracy."

However, we believe "corporate democracy" is distorted if management can influence the outcome of votes on executive compensation and other issues by monitoring voting results as they come in and using corporate resources to solicit the votes needed to win. A democratic election depends not only on a secret ballot, but also on the confidentiality of voting results until the vote has concluded.

As Professor Listokin concluded, "management's ability to obtain accurate information while voting is still occurring should be stopped because it gives management an important advantage relative to opponents of a resolution."

Please vote FOR this resolution.

From: C WIlliam Jones [mailto:cwj101@verizon.net]
Sent: Wednesday, October 15, 2014 10:38 AM
To: Horton JR, William L
Subject: Association Cover Letter

Bill,

I saw a mistake in the cover letter for the Association of BellTel Retiree's proposal.

For some unknown reason my letter stated that we owned 5,085 shares instead of 214. (We only wish)

A corrected cover letter is in the mail.



Bill Jones Scanned001.pdf

Association of BellTel Retirees Inc.

Post Office Box 33
Cold Spring Harbor, New York 11724

Phone: (631) 367-3067
Fax: (631) 367-1190
Hotline: 1-800-261-9222

Web Site: www.belltelretirees.org
E-mail: association@belltelretirees.org



BELLTEL
UNITED, TO PROTECT OUR FUTURE

October 15, 2014

Mr. William L. Horton, Jr.
Senior Vice President, Deputy General Counsel
and Corporate Secretary
Verizon Communications Inc.
1095 Avenue of the Americas, 8th Floor
New York, New York 10036

Dear Mr. Horton:

On behalf of the Association of BellTel Retirees Inc., I hereby submit the attached stockholder proposal for inclusion in the Company's next proxy statement, as permitted under Securities and Exchange Commission Rule 14a-8. Either I or another representative of the Association intend to present this proposal at the Company's 2015 Annual Meeting.

The resolution, attached to this letter urges the Board of Directors to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes.

The Association has continuously held the requisite number of shares of common stock for more than one year. The Association will maintain this ownership position through the date of the 2015 Annual Meeting. Proof of the Association's continued ownership of Verizon stock valued at more than $2,000 (currently 214 shares) is available on request.

Thank you in advance for including our proposal in the Company's next definitive proxy statement. If you need any further information, please do not hesitate to contact me. My email address is cwj101@verizon.net.

Sincerely yours,



C. William Jones
President and Executive Director

Enclosure: Shareholder Proposal (2 pages)

CONFIDENTIAL VOTING ON UNCONTESTED PROXY MATTERS

The Association of BellTel Retirees Inc., 181 Main Street/ PO Box 33, Cold Spring Harbor, NY 11724, which owns 214 shares of the Company's common stock, hereby notifies the Company that the Association intends to introduce the following resolution for action by the stockholders at the Verizon 2015 Annual Meeting:

RESOLVED: The shareholders of Verizon urge the Board to adopt a policy that prior to the Annual Meeting, the preliminary outcome of votes cast by proxy on uncontested matters, including interim tallies of votes for and against, shall not be available to management and shall not be used to solicit votes.

This enhanced confidential voting requirement should apply to (i) Company-sponsored voting items seeking approval of executive compensation arrangements; (ii) proposals required by law or the Company's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes); and (iii) shareholder resolutions in the proxy.

This enhanced confidential voting requirement shall not apply to elections of directors or to contested proxy solicitations except at the Board's discretion. Nor shall this proposal affect the Company's ability to monitor the number of votes cast for the purpose of achieving a quorum or to communicate with shareholders at any time.

SUPPORTING STATEMENT

Verizon's "confidential voting" rules guarantee shareholders a secret ballot. However, unlike governmental elections, corporate officers are able to monitor voting results and take active steps to influence the outcome – even on votes to ratify stock option and other executive compensation plans where they have a direct personal stake in the outcome.

As a result, a Yale Law School study concluded: "Management-sponsored proposals (the vast majority of which concern the approval of stock options or other bonus plans) are *overwhelmingly more likely to win a corporate vote by a very small amount than lose by a very small amount* – to a degree that cannot occur by chance."

"The results [data on close proxy votes] indicate that, at some point in the voting process, management obtains highly accurate information about the likely voting outcome and, based on that information, acts to influence the vote," concluded Yale Professor Yair Listokin's 2008 study ("Management Always Wins the Close Ones," the *American Law and Economics Review*).

Professor Listokin based his conclusion on more than 13,000 management-sponsored resolutions over a seven-year period, a majority of which related to approval of executive compensation. While most votes are not close, close votes are won by management at a rate that would "occur by chance less than one in one billion times," Listokin concluded.

The NYSE Listed Company Manual observes that "an increasing number of important corporate decisions are being referred to shareholders for their approval. . . . The Exchange encourages this growth in corporate democracy."

However, we believe "corporate democracy" is distorted if management can influence the outcome of votes on executive compensation and other issues by monitoring voting results as they come in and using corporate resources to solicit the votes needed to win. A democratic election depends not only on a secret ballot, but also on the confidentiality of voting results until the vote has concluded.

As Professor Listokin concluded, "management's ability to obtain accurate information while voting is still occurring should be stopped because it gives management an important advantage relative to opponents of a resolution."

Please vote FOR this resolution.